FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   April 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 5, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
April 5, 2006

Drilling at Bondi North Extension Intersects Higher Grade Lens

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce the results of an infill drilling program on Zone 2N at the Company’s 100 per cent owned Bondigui (“Bondi”) permit in southwest Burkina Faso, West Africa. To date, RC drilling on 25m by 50m centres has outlined a lens shaped, high grade shoot that is located within an extensive north-south trending zone of lower grade mineralization. Intersections include:

•	13m grading 5.9g/tAu including 3m grading 12.5g/tAu in hole BRC457
•	10m grading 6.2g/tAu including 1m grading 18.1g/tAu in hole BRC502
•	18m grading 5.0g/tAu including 4m grading 12.3g/tAu in hole BRC534
•	14m grading 5.9g/tAu including 4m grading 11.2g/tAu in hole BRC537
•	10m grading 6.2g/tAu including 2m grading 15.4g/tAu in hole BRC508
•	10m grading 4.4g/tAu including 3m grading 11.5g/tAu in Hole BRC611

True widths are estimated to be 75 per cent of the above down-hole intercepts. For a complete table of drill results see:   www.orezone.com/site/media/press129.asp

The higher grade shoot at Zone 2N has similar geological characteristics to the higher grade lens in the Bondi Main Zone further to the south and supports an emerging interpretation that gold mineralization at Bondi may represent the distal, near surface expression of a broader mineralizing event, possibly intrusion related, that occurred at depth. Deeper drilling closer to the presumed source of the mineralization may therefore demonstrate higher grades as well as the subsurface continuity of deposits that appear discrete at surface. This hypothesis will be tested with a program of deep diamond drilling as soon as programs on Orezone’s other projects are completed and a rig is available.

Inclusive of Zone 2N, drilling on 50m sections to date has demonstrated the continuity of low grade gold mineralization at Bondi over a strike length of approximately four kilometres. An NI 43-101 compliant resource estimate prepared on Zone 2 by Met-Chem Canada Inc. estimated an indicated resource of 162,964 ounces grading 2.88g/t and an inferred resource of 34,591 ounces grading 2.41g/t over an 800m strike length and to a depth of 130m, using a 0.5g/t cut-off grade. The Company’s objective is to continue drilling along strike and at depth on Bondi, as well as on neighbouring properties, to build resources to the threshold necessary to initiate a pre-feasibility study.

Commenting on the significance of the discovery of the Zone 2N high grade shoot, Mr. Ron Little, President & CEO stated: “The Bondi property bears many geological similarities to the classic Timmins and Kirkland Lake mining camps of Canada where much of the production came from the underground mining of narrower, high grade structures. We are very encouraged by the presence of a long, lower-grade envelope that hosts higher grade shoots which appear to plunge at depth. If our hypothesis of an intrusion related mineralizing event is correct, then there is potential to expand the resources at depth as well as at surface.”

Drilling on the Bondi property was supervised by Dr. Pascal Marquis, VP Exploration and Mr. Jeff Ackert, VP Technical Services, P.Geo., who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the SGS Laboratory in Tarkwa Ghana and Abilab Laboratory in Ouagadougou, Burkina Faso, both internationally recognized laboratories. A minimum of 5% of the samples are for QA/QC, which includes duplicates, triplicates, standards and blanks.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study.  Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President and CFO
rlittle@orezone.com	gbowes@orezone.com

Telephone: (613) 241-3699	Toll Free: (888) 673-0663	www.orezone.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.